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Steve Flaherty · 3rd

CEO & Founder at necoTECH | Ecopreneur | Ecosystem Builder | Columbus, OH

Delaware, Ohio, United States · Contact info

500+ connections

necoTech USA

Miami University

Experience

CEO & Founder
necoTech USA · Full-time
Sep 2019 - Present · 2 yrs 6 mos
Delaware, Ohio, United States

necoTECH is a company that has a collection of technologies to help with sustainable infrastructure for better and more eco-friendly building materials solutions. Our name "neco" is a combination of "neo" (or new) and "eco" (or ecological) symbolizing our innovative and sustainable mission. ...see more

CEO & Founder
necoPlastics
Nov 2008 - Present · 13 yrs 4 mos
Delaware, Ohio

necoPlastics (a necoTech brand) is an effort dedicated to reducing the plastic and other waste cluttering our world, while also creating beneficial reuses for utilizing it in new products. ...see more

Co-Founder
Yumii Kettle Corn Company
Oct 2012 - Present · 9 yrs 5 mos
Columbus, Ohio Area

Yumii Kettle Corn Company started as a small producer at local events and quickly grew into one of the most traveled and liked Kettle Corn provider's to Ohio's Festivals, corporations, and individuals. It now has grown to include a community trailer that helps non-profits fundraise, retail distribution, sales inside Ohio State's Foo ...see more

Territory Sales Manager
United Systems & Software, Inc.
Jan 2013 - Jun 2019 · 6 yrs 6 mos

United Systems & Software, Inc. specializes in software development, network services and wireless technology.

Trustee
Berlin Township
Jan 2014 - Dec 2017 · 4 yrs
Berlin Township, OH

I was one of three elected trustees for a four-year term. The trustees have the legislative authority in the township. Under township responsibilities, the trustees oversee the care and maintenance of the township roads, fire and police protection, cemeteries, parks and recreation, zoning and waste disposal. Other responsibilities, in a

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